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AA 3/17/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~46467~~

8-46467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Security Co. , Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Wacker Dr., Suite 1725
(No. and Street)

Chicago, (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra S. Amiel 312-214-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr. 3rd FL. Bannockburn IL 60015
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 12 2004
WASH. D.C. 187 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Debra [illegible]. Amiel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Lake

Kathleen McGinniss

Notary Public

Signature

President

Title

OFFICIAL SEAL
KATHLEEN MCGINNISS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04/17/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INFINITY SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

INFINITY SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

FGMK, LLC
The Place to Grow
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Infinity Securities Co., Inc.

We have audited the accompanying statement of financial condition of Infinity Securities Co., Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Infinity Securities Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in an audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
January 26, 2004

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

INFINITY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

ASSETS		
Cash in bank	$	7,026
Investments in warrants		5,600
	$	12,626

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		32,792
Accumulated deficit	(	21,166)
		12,626
	$	12,626

The accompanying notes are an integral part of this statement.

INFINITY SECURITIES CO., INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUES	$ -
EXPENSES	11,392
LOSS FROM OPERATIONS	(11,392)
EXPIRATION OF WARRANTS	(3,300)
NET LOSS	$(14,692)

The accompanying notes are an integral part of this statement.

INFINITY SECURITIES CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
BALANCE, JANUARY 1, 2003	$ 1,000	$ 21,400	$(6,474)	$ 15,926
CONTRIBUTIONS	-	11,392	-	11,392
NET LOSS	-	-	(14,692)	(14,692)
BALANCE, DECEMBER 31, 2003	$ 1,000	$ 32,792	$(21,166)	$ 12,626

The accompanying notes are an integral part of this statement.

INFINITY SECURITIES CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(14,692)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expiration of warrants	3,300
Net Cash Used In Operating Activities	(11,392)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	11,392
NET CHANGE IN CASH	-
CASH - BEGINNING OF YEAR	7,026
CASH - END OF YEAR	$ 7,026

The accompanying notes are an integral part of this statement.

INFINITY SECURITIES CO., INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Infinity Securities Co., Inc., an Illinois company (the "Company"), was incorporated on February 3, 1993. The Company was accepted as a member of the National Association of Securities Dealers ("NASD") on January 19, 1994. On January 21, 1994, the Company was registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953, as amended. The Company does not hold any securities for the account of a customer. The primary purpose of the Company is to act as a Broker with regards to private syndications of properties managed by affiliates. The Company is not paid a fee for its service in these syndication transactions.

Management Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Warrants. Warrants represent the right to purchase shares of common stock in the NASDAQ. The warrants are stated at cost, which approximates market. A portion of the warrants became exercisable on June 28, 2002. The warrants were not exercised as of December 31, 2003.

Income Taxes. The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is subject to Illinois income tax.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $7,026, which was $2,026 in excess of its required net capital of $5,000. The Company had no indebtedness as of December 31, 2003. The Company did not meet the net capital requirement at July 31, 2003, subsequently the shareholders made a capital contribution to bring the Company in compliance.

NOTE 3 – EXPIRATION OF WARRANTS

300 warrants to acquire stock in the NASDQ private placement expired on June 27, 2003. The amount written off and expensed in 2003 was $3,300.

NOTE 4 – LETTER OF CAUTION FROM THE NASD

On January 20, 2004 the Company received a letter of caution from the NASD. The deficiencies noted were, the Company did not prepare a check receipt and disbursement blotter recording the dates received and forwarded for six customer checks sent to the escrow agent for a private placement in 2000. Additionally, the firm failed to maintain a general ledger. Secondly, the Company failed to maintain adequate written supervisory procedures to address the recording requirements for prompt receipt and forwarding of customer funds. Finally, the Company failed to display a SPIC symbol. The Company has responded with a corrective action plan which has been implemented.

NOTE 5 – LATE FILING OF FINANCIAL STATEMENTS

The December 31, 2003, financial statements have not been filed in a timely manner in accordance with NASD filing requirements. In the opinion of management, the late filing of the financial statements does not have a material affect on the financial condition or results of operation of the Company.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003

INFINITY SECURITIES CO., INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2003

NET CAPITAL		
Total stockholders' equity	$	12,626
Less: Non-allowance warrants	(	5,600)
NET CAPITAL	$	7,026
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	2,026

Note: There is no material difference between the above-shown computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II A Focus Report filing as of December 31, 2003 except for the write off of stock warrants in the amount of $3,300. Since the warrants are eliminated in the computation of net capital, the Company's calculated net capital was not different.

See Independent Auditor's Report.

INFINITY SECURITIES CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2003

The Company is exempt from the requirements to provide a computation for determination of reserve requirements pursuant to the Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003 under paragraph (k) of Rule 15c3-3.

INFINITY SECURITIES CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2003

The Company is exempt from the requirements to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003 under paragraph (k) of Rule 15c3-3.

See Independent Auditor's Report.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
(NON-CLEARNING BROKER AND DEALER)

Board of Directors and Stockholders
Infinity Securities Co., Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Infinity Securities Co., Inc. for the year ended December 31, 2003 (on which we issued our report dated January 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding assets) that we consider to be material weaknesses as defined above.

(Continued)

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
(NON-CLEARNING BROKER AND DEALER)
(Concluded)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FCMK, LLC

Bannockburn, Illinois
January 26, 2004